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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                              (Amendment No. 4 )*

                            Oacis Healthcare Holdings
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    671075109
                  --------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            /X/         Rule 13d-1(b)

            / /         Rule 13d-1(c)

            / /         Rule 13d-1(d)

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

            Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 5 pages

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CUSIP No. 671075109


         1.  Names of Reporting Persons.          PHILIP GREER.

             I.R.S. Identification Nos. of above persons (entities only).


         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) / /

             (b) /X/


         3.  SEC Use Only


         4. Citizenship or Place of Organization    NEW YORK


Number of             5.  Sole Voting Power             0
Shares Bene-
ficially owned        6.  Shared Voting Power           628,091
by Each
Reporting             7.  Sole Dispositive Power        0
Person With:
                      8.  Shared Dispositive Power      628,091

         9.  Aggregate Amount Beneficially Owned by Each
             Reporting Person                           628,091

        10.  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions)                   /X/

        11.  Percent of Class Represented by Amount in Row (11)        5.92%

        12.  Type of Reporting Person (See Instructions)

BD, IA

                                Page 2 of 5 pages

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Cusip No. 671075109                                                 Page 3 of 5


Item 1(a).        Name of Issuer:  Oacis Healthcare Holdings

Item 1(b).        Address of Issuer's Principal Executive Office:

                  100 Drakes Landing Road, Suite 100
                  Greenbrae, CA 94904

Item 2(a).        Name of Person Filing:

                  Philip Greer, individually and on behalf of WPG Venture Partners III, L.P. ("WPGVP"), the sole General Partner of Weiss, Peck & Greer Venture Associates III, L.P. ("WPGVA") and WPG Enterprise Fund II, L.P. ("Enterprise").

Item 2(b).        Address of Principal Business Office, or if None, Residence:

                  555 California Street, Suite 3130
                  San Francisco, CA 94104

Item 2(c). Citizenship: Weiss, Peck & Greer, L.L.C. ("WPG") is a limited liability company, organized under the laws of the State of Delaware. Philip Greer is a citizen of the United States.

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:  671075109

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

                  (a)      ( X )    Broker or Dealer registered under Section 15
                                    of the Securities Exchange Act of 1934 (the
                                    "Act")

                  (b)      (   )    Bank as defined in Section 3(a)(6) of the
                                    Act

                  (c)      (   )    Insurance Company as defined in Section 3(a)
                                    (19) of the Act

                  (d)      (   )    Investment Company registered under Section
                                    8 of the Investment Company Act of 1940

                  (e)      ( X )    Investment Adviser registered under Section
                                    203 of the Investment Advisers Act of 1940

                  (f)      (   )    Employee Benefit Plan, Pension Fund which is
                                    subject to the provisions of the Employee
                                    Retirement Income Security Act of 1974 or
                                    Endowment Fund; see
                                    Sec. 240.13d-1(b)(1)(ii)(F)

                 (g)       (   )    Parent Holding Company, in accordance with
                                    Sec. 240.13d-1(b)(ii)(G)
                                    (Note: See Item 7)

                 (h)       (   )    Group, in accordance with paragraph
                                    240.13d-1(b)(1)(ii)(H)

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Cusip No. 671075109                                                 Page 4 of 5


Item 4(a)-(c).    Ownership:

                  The following information concerning percentages of ownership of outstanding shares of common stock is based on a total of 10,610,100 shares reported to be outstanding by Oacis Healthcare Holdings at November 30, 1998.

                  As of December 31, 1998, WPGVA and Enterprise owned of record 285,109 shares and 342,982 shares, respectively, of Oacis Healthcare Holdings common stock ("Common Stock"). The shares owned by WPGVA and Enterprise may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPGVP. Mr. Greer, the managing partner of WPGVP, may be deemed to be the beneficial owner of all of the above described shares within the meaning of Rule 13d-3.

                  Accordingly, by reason of the provisions of Rule 13d-3, as of December 31, 1998, Philip Greer may be deemed to own beneficially 628,091 shares of Common Stock or approximately 5.92% of the outstanding shares, with shared voting and investment power as to all such shares. Mr. Greer disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by WPGVA and Enterprise, except to the extent of his beneficial interest as a partner in WPGVP, or in Jewel Investors, L.L.C., a limited partner in WPGVA and Enterprise.

                  This Schedule 13G is not being filed with respect to the share of Oacis Healthcare Holdings, which may be owned of record by any general partner of WPGVP, other than Mr. Greer, since no such partner possesses or shares voting or investment power with respect to the shares. Each of such general partners disclaims ownership, pursuant to Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this
                  Schedule 13G, other than such shares as the respective general partner owns of record, or may be deemed to own by reason of his interest as a partner in the various partnerships described herein. Each of the entities described herein as owning shares of Common Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by the other entities described herein.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

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Cusip No. 671075109                                                  Page 5 of 5


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of the Group:

                  Not applicable.

Item 10.          Certification:

By signing below, Richard S. Pollack, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by Philip Greer were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     February 10, 1999

WEISS, PECK & GREER, L.L.C.

By:  /s/ Richard S. Pollack
     ----------------------
     Richard S. Pollack
     General Counsel

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Philip Greer, has made, constituted and appointed, and by these presents does make, constitute and appoint, Richard S. Pollack his true and lawful attorney-in-fact and agent, for him and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D and Schedules 13G, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

         WITNESS THE EXECUTION HEREOF this 10th day of February 10, 1999 by Philip Greer.


                                                     /s/ Philip Greer
                                                     ---------------------------
                                                     Philip Greer

STATE OF NEW YORK  )
COUNTY OF NEW YORK )

                                                     /s/ Michael E. Singer
                                                     ---------------------------
                                                     Notary Public

                                                    [Seal of Notary Public]
                                                      MICHAEL E. SINGER
                                                Notary Public, State of New York
                                                        No. 0281???3204
                                                    Qualified in New York County
                                                  Commission Expires May 8, 1999